UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to
Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPX Corporation
Retirement Savings and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation
13320-A Ballantyne Corporate Place
Charlotte, North Carolina 28277

Contents
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
SPX Corporation Retirement Savings
and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2016 and 2015 and the changes in net assets for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Southfield, Michigan
June 9, 2017

1

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Participant-directed investments, at fair value:
Money market funds	$2,720,522	$1,490,496
Mutual funds	422,913,146	434,557,521
Common stock	80,254,252	50,631,702
Common collective trust fund	90,599,242	90,740,042
Total participant-directed investments	596,487,162	577,419,761
Participant notes receivable	9,452,803	10,334,184
Contributions receivable	687,213	735,982
Net assets available for benefits	$606,627,178	$588,489,927

The accompanying notes are an integral part of these statements.

2

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions
Net realized and unrealized gains on investments	$43,058,398
Interest and dividends	19,362,098
Participant notes receivable interest	467,563
Contributions:
Employer	8,930,072
Participants	15,347,144
Rollovers	1,679,944
Total contributions	25,957,160
Total additions	88,845,219
Deductions
Distributions to participants or beneficiaries	(70,540,442)
Administrative expenses	(167,526)
Total deductions	(70,707,968)
Total net increase	18,137,251
Net assets available for benefits
Beginning of year	588,489,927

End of year	$606,627,178

The accompanying notes are an integral part of this statement.

3

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2016 and 2015

Note 1 - Description of the Plan
The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective October 1, 2010, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described in Internal Revenue Code Section 401(k), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).
General - The Plan is a defined contribution plan that benefits employees of SPX Corporation (“SPX”, the “Employer” or the “Company”) who have met eligibility requirements.
Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.
As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed. In general, for participants other than those related to certain plans that have been previously merged into the Plan, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. These employer contributions are invested in SPX Corporation common stock, are immediately vested and can be transferred at any time, subject to certain trading restrictions.
Employer contributions for participants related to certain plans that have been previously merged into the Plan are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, if any, and an allocation of Plan earnings.
Allocation of Plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants elect to invest their account balances and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

4

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2016 and 2015

Note 1 - Description of the Plan (Continued)
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed. In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a five to six-year period. Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or in future years. Total forfeitures outstanding at December 31, 2016 and 2015 were $518,878 and $520,407, respectively.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).
Employer Securities - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.
Participant Notes Receivable - A participant can borrow from the Plan an amount not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

5

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2016 and 2015

Note 1 - Description of the Plan (Continued)
Administration - The Company is the sponsor of the Plan. The Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as the investment manager.
Investment management fees and trustee fees are paid by the Plan in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.
Note 2 - Summary of Significant Accounting Policies
New Accounting Pronouncements - In January 2016, the Financial Accounting Standards Board issued an amendment to its disclosure requirements for financial instruments, which eliminates the requirement to disclose the fair value of financial instruments not recorded at fair value. The amendment is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Plan's management has elected to early adopt this amendment in 2016. This standard had no impact on the Plan's net assets or changes in net assets.
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Investments - The Plan's investments are stated at fair value, except for its common collective trust fund investment. Common collective trust fund investments are valued at net asset value per share, which is based on the fair value of the underlying assets. All other investments are valued based on quoted market prices. See Note 4 for additional information. Dividend income is accrued on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)
Common Collective Trust Fund - The Plan holds the investment fund Fidelity Managed Income Portfolio II which is a stable value fund. The fund has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve-month written notice to Fidelity. Fidelity, however, may, in its discretion, complete any such plan-level withdrawal before the expiration of such twelve-month period. No such notice has been given to Fidelity.

There are no unfunded commitments on other redemption notice requirements related to this investment.
Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated May 3, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2013.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2016 and 2015

Note 3 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)
The net assets on the financial statements differ from the net assets on Form 5500 due to common collective trust funds being recorded at NAV on the financial statements and at fair value on Form 5500. The net assets on the financial statements were lower than Form 5500 by $313,773 and $651,460 at December 31, 2016 and 2015, respectively. Accordingly, the net increase in the net assets available for benefits on the financial statements is $337,687 higher than as reported on Form 5500 for the year ended December 31, 2016.
Note 4 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different Levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.
Assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2016
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$422,913,146	$422,913,146	-	-
Common stock	34,885,884	34,885,884	-	-
Common stock - SPX Corporation stock	45,368,368	45,368,368	-	-
Money market and cash investments	2,720,522	2,720,522	-	-

Investment measured at net asset value per share
Common collective trust fund	90,599,242
Total investments at fair value	$596,487,162

8

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2016 and 2015

Note 4 - Fair Value Measurements (Continued)

	Assets Measured at Fair Value at December 31, 2015
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$434,557,521	$434,557,521	-	-
Common stock	36,047,343	36,047,343	-	-
Common stock - SPX Corporation stock	14,584,359	14,584,359	-	-
Money market and cash investments	1,490,496	1,490,496	-	-

Investment measured at net asset value per share
Common collective trust funds	90,740,042
Total investments at fair value	$577,419,761
There were no changes during 2016 to the Plan’s valuation techniques used to measure investment fair values on a recurring basis. There were no transfers between the three Levels of the fair value hierarchy during 2016 and 2015. The Plan’s policy is to recognize transfers between Levels at the beginning of the fiscal year.

9

SPX Corporation Retirement Savings and
Stock Ownership Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2016

Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity Real Estate Investment	*	7,656,584
Fidelity	Fidelity International Small Cap	*	6,864,896
Fidelity	Fidelity Low-Priced Stock Fund	*	28,585,348
Fidelity	Neuberger Berman Genesis Instl	*	10,459,687
Fidelity	Fidelity Freedom 2005 Fund	*	251,391
Fidelity	Fidelity Freedom 2010 Fund	*	1,629,073
Fidelity	Fidelity Freedom 2015 Fund	*	3,773,676
Fidelity	Fidelity Freedom 2020 Fund	*	18,638,668
Fidelity	Fidelity Freedom 2025 Fund	*	11,316,864
Fidelity	Fidelity Freedom 2030 Fund	*	18,858,560
Fidelity	Fidelity Freedom 2035 Fund	*	5,833,727
Fidelity	Fidelity Freedom 2040 Fund	*	7,625,884
Fidelity	Fidelity Freedom 2045 Fund	*	3,005,656
Fidelity	Fidelity Freedom 2050 Fund	*	2,706,292
Fidelity	Fidelity Freedom 2055 Fund	*	1,742,651
Fidelity	Fidelity Freedom 2060 Fund	*	109,093
Fidelity	Fidelity Capital & Income	*	11,515,895
Fidelity	Fidelity Freedom Income	*	1,857,873
Fidelity	Fidelity Capital Appreciation K	*	17,677,244
Fidelity	Fidelity Contrafund K	*	39,739,874
Fidelity	Fidelity Equity-Income K	*	21,957,882
Fidelity	Fidelity Growth Company K	*	38,205,837
Fidelity	Fidelity International Discovery K	*	14,916,832
Fidelity	Fidelity Puritan K	*	36,269,189
Fidelity	Spartan US Bond Index Fund	*	8,430,107
Fidelity	Spartan 500 Index Fund	*	46,801,014
Fidelity	T. Rowe Price Dividend Growth Fund	*	6,733,884
Fidelity	T. Rowe Price Mid-Cap Growth Fund	*	10,398,246
Fidelity	William Blair Small Cap Value Fund	*	1,002,274
Fidelity	Goldman Sachs Growth Opportunities Fund	*	731,457

Schedule 1	Page 1

SPX Corporation Retirement Savings and
Stock Ownership Plan

Schedule of Assets Held at End of Year (Continued)
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2016

Identity of Issuer	Description	Cost	Current Value
	Mutual funds (Continued):
Fidelity	American Beacon Large Cap Value Fund	*	5,564,619
Fidelity	Invesco Capital Development Fund	*	1,161,172
Fidelity	Spartan Extended Market Index Inv	*	3,786,416
Fidelity	Spartan International Index Inv	*	1,382,076
Fidelity	Baron Growth Institution	*	7,877,191
Fidelity	PIMCO Total Return Instl	*	17,846,014

	Common stock
Fidelity	SPX Corporation stock	*	45,368,368
Fidelity	SPX Flow Stock	*	34,885,884

	Common collective trust fund:
Fidelity	Fidelity Managed Income Portfolio II	*	90,599,242
Fidelity	Money market fund	*	2,720,522
Participants	Participant notes receivable bearing interest at rates from 4.00 percent to 10.50 percent	-	9,452,803
	Total net investments		605,939,965
________________________
* Cost information not required

Schedule 1	Page 2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

		By:	SPX Corporation,
Retirement and Welfare Plan Administrative Committee

Date:	June 9, 2017	By:	/s/ Scott W. Sproule
Scott W. Sproule
Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC